P.E. 1/1/02

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02012235

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2002

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SILICOM LIMITED

(Translation of Registrant's name into English)

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8 Hanagar Street, Kfar Sava 44000, Israel

(Address of Principal Executive Offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: **Form 20-F** ☑ **Form 40-F** ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: **Yes** ☐ **No** ☑

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On January 23, 2002, the Registrant issued the press release which is filed as Exhibit 1 to this Report on Form 6-K and which is hereby incorporated by reference herein.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SILICOM LIMITED

By: /s/
Ilan Erez
Chief Financial Officer

Dated: January 23, 2002

Exhibit 1

Silicom Ltd.
Connectivity Solutions

EARNINGS RELEASE

FOR IMMEDIATE RELEASE

SILICOM REPORTS FOURTH QUARTER AND FULL YEAR 2001 RESULTS

KFAR SAVA, Israel--(BUSINESS WIRE)—January 23, 2002--Silicom Ltd. (NASDAQ:SILCF) today reported financial results for the fourth quarter and full year ended December 31, 2001.
Revenues for the fourth quarter of 2001 were $853,000 compared to $2,758,000 for the fourth quarter of 2000. Net loss for the quarter was ($288,000), or ($0.07) per share fully diluted, compared to a net profit of $319,000, or $0.07 per share fully diluted, for the fourth quarter of 2000.

For the full year 2001, revenues were $4,530,000, compared to $7,769,000 for 2000. On a pro-forma basis, net loss for 2001 was ($563,000), or ($0.14) per share fully diluted, excluding a one-time inventory charge of $923,000 recorded in the second quarter. Net profit for 2000 was $887,000, or $0.20 per share fully diluted. Including the one-time charge, reported net loss for 2001 was ($1,486,000), or ($0.36) per share fully diluted.

Commenting on the results, Shaike Orbach, President and CEO, said, "Market conditions in 2001 were difficult for Silicom, as for much of the communications industry. Although our sales improved slightly during the fourth quarter, our customers continue to operate cautiously and have been unable to forecast.

Mr. Orbach continued, "At the same time, we are enthusiastic about opportunities that are opening in light of our new patent-pending Self-Install technology. Initial marketing has uncovered substantial demand, making us optimistic regarding the potential for our Self-Install products to become an important sales driver for the Company.

"Self-Install offers an exceptionally compelling value proposition. The installation of today's broadband modems and PC peripherals is too complicated for average users. This has restrained the uptake of new technologies, and created enormous costs for broadband players and peripheral manufacturers -- both the direct costs of installation and support organizations, and the indirect costs associated with frustrated consumers. By deskilling the installation process, Self-Install products empower the consumer to deploy more advanced technology, while simultaneously reducing the vendor's support burden and service backlog.

Mr. Orbach concluded, "From a financial point of view, we remain strong, with cash reserves that increased slightly during the fourth quarter. We have sufficient resources to fund our future plans – including intense Self-Install marketing and R&D activities."

The Company added that during the fourth quarter, Mr. Zohar Zisapel, Silicom's Co-founder, purchased an additional 31,500 of the Company's shares. This transaction brings his total Company holdings to approximately 800,000 shares, or approximately 19.4% of the total shares outstanding.

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Silicom Ltd. is an industry leading provider of communications connectivity solutions and advanced enabling technologies, making it the preferred time-to-market and performance partner to manufacturers and providers of Multi-Tenant Unit (MTU) and Multi-Dwelling Unit (MDU), Broadband Internet Access, and home networking solutions, as well as other hardware manufacturers. With core expertise in high performance, innovative technologies for the USB interface, networking, and operating systems, the Company provides innovative solutions on an intellectual property licensing, joint development, or OEM basis to many of the industry's largest players. It also offers an extensive range of PC Card and USB products with support for Home Networking, Fast Ethernet, Modems, and serial ports. For more information about Silicom, please visit our web site: www.silicom.co.il.

Contact:

Ilan Erez, CFO
Silicom Ltd.
Tel: +972-9-764-4555
E-mail: ilane@silicom.co.il

FINANCIAL TABLES FOLLOW

Silicom Ltd. Pro-Forma Consolidated Summary of Results

(Excluding a one time inventory charge of $923,000 recorded in the second quarter of 2001)

(U.S. dollars, in thousands
-except for per share amounts)

	Three-month period ended December 31, (Historical)		Year ended December 31,	
			(Pro-forma)	(Historical)
	2001	2000	**2001**	2000
Sales	**$853**	$2,758	**$4,530**	$7,769
Cost of sales	**587**	1,873	**2,712**	4,829
Gross profit	**266**	885	**1,818**	2,940
Research and development costs, gross	**278**	372	**1,333**	1,418
Less - royalty bearing participations	**(107)**	(77)	**(469)**	(410)
Research and development costs, net	**171**	295	**864**	1,008
Selling and marketing expenses	**286**	223	**1,113**	874
General and administrative	**148**	144	**625**	545
	605	662	**2,602**	2,427
Operating income (Loss)	**(339)**	223	**(784)**	513
Financial income, net	**51**	92	**254**	398
Income (Loss) before taxes on income	**(288)**	315	**(530)**	911
Taxes on income	**-**	(4)	**33**	24
Net income (Loss)	**($288)**	$319	**($563)**	$887
Basic earnings (Loss) per share	**$(0.070)**	$0.078	**$(0.137)**	$0.216
Weighted average number of shares outstanding - Basic EPS (in thousands)	**4,110**	4,110	**4,110**	4,103
Diluted earnings (Loss) per share	**$(0.070)**	$0.074	**$(0.137)**	$0.202
Weighted average number of shares outstanding - Diluted EPS (in thousands)	**4,110**	4,326	**4,110**	4,394

The above Pro-forma summary of results is not in accordance with General Accepted Accounting Principles

Silicom Ltd. Consolidated Summary of Results

(U.S. dollars, in thousands
-except for per share amounts)

	Three-month period ended December 31, (Unaudited)		Year ended December 31, (Audited)	
	2001	2000	**2001**	2000
Sales	**$853**	$2,758	**$4,530**	$7,769
Cost of sales	**587**	1,873	**3,635**	4,829
Gross profit	**266**	885	**895**	2,940
Research and development costs, gross	**278**	372	**1,333**	1,418
Less - royalty bearing participations	**(107)**	(77)	**(469)**	(410)
Research and development costs, net	**171**	295	**864**	1,008
Selling and marketing expenses	**286**	223	**1,113**	874
General and administrative	**148**	144	**625**	545
	605	662	**2,602**	2,427
Operating income (Loss)	**(339)**	223	**(1,707)**	513
Financial income, net	**51**	92	**254**	398
Income (Loss) before taxes on income	**(288)**	315	**(1,453)**	911
Taxes on income	**-**	(4)	**33**	24
Net income (Loss)	**($288)**	$319	**($1,486)**	$887
Basic earnings (Loss) per share	**$(0.070)**	$0.078	**$(0.362)**	$0.216
Weighted average number of shares outstanding - Basic EPS (in thousands)	**4,110**	4,110	**4,110**	4,103
Diluted earnings (Loss) per share	**$(0.070)**	$0.074	**$(0.362)**	$0.202
Weighted average number of shares outstanding - Diluted EPS (in thousands)	**4,110**	4,326	**4,110**	4,394

Silicom Ltd. Consolidated Balance Sheets

(U.S. dollars, in thousands)

	December 31, 2001 (Audited)	December 31, 2000 (Audited)
Assets		
Current assets		
Cash and cash equivalents	$1,916	$2,129
Short term investments	1,115	2,997
Trade receivables	1,232	2,321
Other receivables	355	539
Inventories	1,725	2,877
	6,343	10,863
Long-term investments	2,648	607
Severance pay fund	361	326
Property and equipment, net	306	363
Total assets	$9,658	$12,159
Liabilities and shareholder's equity		
Current liabilities		
Trade payables	310	1,129
Other payables and accrued liabilities	450	683
Total current liabilities	760	1,812
Liability for severance pay	728	691
Total liabilities	1,488	2,503
Shareholders' Equity		
Share capital and additional paid in capital	5,550	5,550
Treasury stock	(38)	(38)
Retained earnings	2,658	4,144

	8,170	9,656
Total liabilities and shareholders equity	**$9,658**	$12,159